Mail Stop 3561

January 15, 2010

Chad B. Hoehne
Chief Executive Officer
Table Trac, Inc.
15612 Highway 7, Suite 331
Minnetonka, Minnesota 55345

> **Re: Table Trac, Inc.**
> **File No. 001-32987**
> **Form 10-K: For the Fiscal Year Ended December 31, 2008**
> **Form 10-Q: For the Quarter Ended June 30, 2009**
> **Form 10-Q: For the Quarter Ended September 30, 2009**

Dear Mr. Hoehne:

We have reviewed your response letter dated January 7, 2010 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Accounts Receivable

1. We note your response to our prior comment 4. However you have not quantified for us the total amount of net accounts receivable related to sales installment contracts at the

balance sheet date. Additionally, please confirm to us that you will disclose this information in future filings.

Form 10-Q: For the Quarter Ended June 30, 2009

Note 1. Nature of Business and Summary of Significant Accounting Policies

Accounts Receivable/Allowance for Doubtful Accounts

2. We note your response to our prior comment 5. Please quantify for us the amount of the allowance for doubtful accounts that relates to each of the three components listed in your response letter. Additionally, for your international customer with unforeseen financial issues, please tell us when you first were made aware of this customer's situation, when you first began working with this customer to revise their payment terms, and the total amount of their outstanding accounts receivable balance. For your international customer that is significantly behind in their repayments, please tell us how far behind in payments this customer was, the total amount of their outstanding accounts receivable balance, and whether you have received any payment from this customer subsequent to June 30, 2009.

Form 10-Q: For the Quarter Ended September 30, 2009

Participation Revenue

3. We note your response to our prior comment 6. However, it appears your determination of recoverability is based on events that occur subsequent to the sales and installation. Please tell us how you determine recoverability of deferred system sales costs at the time of delivery or installation.

Note 3. Notes Receivable/Interest Receivable

4. We note your response to our prior comment 7. Please tell us what your collectability patterns where subsequent to March 31, 2009 and are to date. Please quantify for us the total number of customers that had participation based contracts as of June 30, 2009. Additionally, please tell us if you have written off or reserved for any additional participation revenue to date.

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You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief